Kw 3/1

SEC
Mail Processing
Section

MAR 1 2013

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENVEST INTERNATIONAL, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST 55TH STREET, 16TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT KATZ (212) 977-2461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SRV CPA, PC
(Name – *if individual, state last, first, middle name*)

4 EXECUTIVE BOULEVARD, SUITE 304 (Address) SUFFERN (City) NY (State) 10901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

13013815

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT KATZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENVEST INTERNATIONAL, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RAFFI GULBENK
Notary Public - State of New York
NO. 01GU6269074
Qualified in New York County
My Commission Expires 9/17/16

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENVEST INTERNATIONAL LLC
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

SRV

Certified Public Accountants

SENVEST INTERNATIONAL LLC
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

TABLE OF CONTENTS

Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

Independent Auditor's Report

To the Member and Stockholder
Senvest International LLC and Subsidiary

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Senvest International LLC and Subsidiary as of December 31, 2012, and the related consolidated statements of income, changes in member's and stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Senvest International LLC and Subsidiary as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

SRV CPA, PC

Suffern, New York
February 27, 2013

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2012
ASSETS	
Cash	$ 357,028
Securities owned, marketable, at fair market value	218,615,128
Securities owned, not readily marketable, at estimated fair value	21,162,432
Receivable from broker	1,883,845
Interest and dividend receivable	1,348,685
Due from affiliate	8,705,899
Due from member, net	40,482,582
Deferred tax asset	352,000
Other assets and prepaid taxes	104,446
Total Assets	$ 293,012,045
LIABILITIES AND MEMBER'S AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair market value	$ 24,253,584
Payable to broker	51,873,429
Accounts payable and accrued expenses	559,705
Total Liabilities	76,686,718
Member's and Stockholder's Equity	216,325,327
Total Liabilities and Member's and Stockholder's Equity	$ 293,012,045

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

	YEAR ENDED DECEMBER 31, 2012
Investment income	
Gain on disposition of securities owned	$ 20,893,747
Change in unrealized loss on securities owned	30,370,140
Investment management fees	2,544,908
Loss on foreign exchange	(413,344)
Interest	1,851,296
Dividends	2,734,718
Total investment income	57,981,465
Operating expenses	
Wages and benefits	4,310,081
Commissions	887,584
Filing fees	344,444
Travel	205,021
Office	437,688
Rent	190,854
Stock loan fees	512,551
Dividend expense related to securities sold short	403,681
Telephone	75,928
Professional fees	29,170
Depreciation	13,629
Insurance	9,799
Total operating expenses	7,420,430
Income from operations	50,561,035
Other expenses	
Interest	832,283
Income tax expense	1,507,874
Total other expenses	2,340,157
Net income	$ 48,220,878

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S AND STOCKHOLDER'S EQUITY

	YEAR ENDED DECEMBER 31, 2012
Balance - beginning of year	$ 168,104,449
Net income	48,220,878
Balance - end of year	$ 216,325,327

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2012
Cash flows from operating activities	
Net income	$ 48,220,878
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	13,629
(Increase) decrease in operating assets, net of assets and liabilities from consolidated subsidiary:	
Securities owned, net	(76,151,424)
Receivable from broker	(312,587)
Interest and dividend receivable	147,677
Due from affiliate	(2,243,212)
Deferred tax asset	971,000
Other assets	469,980
Increase (decrease) in operating liabilities	
Securities sold, not yet purchased	12,524,983
Payable to broker	16,600,352
Accounts payable and accrued expenses	44,267
Due to member	(160,685)
Net cash provided by operating activities	124,858
Increase in cash	124,858
Cash at beginning of year	232,170
Cash at end of year	$ 357,028

Note 1 - Organization and Business Activity

Senvest International LLC (the "Company"), is a wholly owned subsidiary of Senvest Capital, Ltd., a Canadian concern traded on the Toronto Stock Exchange. The Company was organized in the State of Delaware in December 1994 as a limited liability company and during 1999 became a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company trades for its own account and has no customers. The operating agreement contains a clause which requires termination of the Company by December 31, 2094.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Senvest International LLC and it's majority owned subsidiary, Senvest Fund Management Inc. ("SFM or subsidiary"). All material intercompany accounts and transactions have been eliminated in consolidation.

Securities - Securities transactions are recorded on a trade date basis. The Company transmits all transactions through a clearing broker who maintains the account.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The marketable securities owned are pledged as collateral for the amount payable to the clearing broker.

Income Taxes - The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members. However, the Company is required to withhold tax at the treaty rate, if applicable, on their share of the fixed and determinable income. The Subsidiary has elected to be taxed as a C corporation pursuant to the Internal Revenue Code and applicable state laws.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2009, 2010 and 2011 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

Use of Estimates in Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Senvest Fund Management, Inc. and Other Related Party Transactions

SFM has a sub-advisory management agreement with RIMA Management, LLC ("RIMA"), a related party. The agreement states that SFM will provide research, advice, and provide recommendations on securities and such other investment advisory services to RIMA as necessary or desirable to assist RIMA in its investment management functions. Pursuant to the agreement, SFM is entitled to receive 12% of any fixed fees, basic fees, incentive fees or incentive allocations received by RIMA. In addition, RIMA has a sub-advisory agreement with Senvest Capital Ltd., which is the parent company of Senvest International LLC. This agreement, which contains the same provisions as the agreement between RIMA and SFM, entitles Senvest Capital Ltd. to 48% of the fees earned by RIMA. Pursuant to these agreements approximately $328,000 of fees were earned by SFM for the year ended December 31, 2012.

At December 31, 2012, RIMA owes SFM approximately $8,706,000 pursuant to the provisions of the sub-advisory management agreement.

At December 31, 2012, SFM owes Senvest Capital Ltd. approximately $3,821,000, which accrues interest at 8% per annum. There are no repayment terms associated with this payable.

At December 31, 2012, the Company is due approximately $44,243,000 from Senvest Capital Ltd.. This is a non-interest bearing loan, and has no repayment terms.

Note 4 - Net Capital Requirement

The Company is subject to the net capital (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2012 the Company's net capital ratio was .005 to 1.0 and its net capital was $107,651,247 as compared with required net capital requirement of $100,000.

Note 5 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, consisted of trading securities at market value at December 31, 2012 as follows:

	Owned	Sold, Not Yet Purchased
Common stocks	$ 170,654,657	$ 24,138,434
Preferred stocks	15,128,104	-.-
Bonds	32,701,329	-.-
Derivatives	131,038	115,150
Not readily marketable	21,162,432	-.-
	$ 239,777,560	$ 24,253,584

Note 6 - Fair Value Measurement

The framework for measuring fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value, at December 31, 2012:

Common and preferred stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Bonds: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Note 6 - Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned				
Common stocks	**$ 168,253,714**	**$ 2,400,943**	**$ -.-**	**$ 170,654,657**
Technology	48,877,687	7,661	-.-	48,885,348
Financials	42,542,920	-.-	-.-	42,542,920
Real estate	27,674,318	418,872	-.-	28,093,190
Consumer	14,906,760	34,510	-.-	14,941,270
Resources	11,249,834	1,166,978	-.-	12,416,812
Medical	10,682,197	772,663	-.-	11,454,860
Transport	9,180,084	-.-	-.-	9,180,084
Other	3,139,914	259	-.-	3,140,173
Preferred stocks	**7,237,301**	**7,890,803**	**-.-**	**15,128,104**
Financials	7,237,301	2,327,598	-.-	9,564,899
Real estate	-.-	5,563,205	-.-	5,563,205
Bonds	**-.-**	**32,701,329**	**-.-**	**32,701,329**
Financials	-.-	21,822,534	-.-	21,822,534
Real estate	-.-	10,878,795	-.-	10,878,795
Derivatives	**-.-**	**131,038**	**-.-**	**131,038**
Other	-.-	131,038	-.-	131,038
Receivable from broker	**1,883,845**	**-.-**	**-.-**	**1,883,845**
Other	1,883,845	-.-	-.-	1,883,845
Not readily marketable, at estimated fair value	**-.-**	**-.-**	**21,162,432**	**21,162,432**
Financials	-.-	-.-	21,162,432	21,162,432
Total assets	**$ 177,374,860**	**$ 43,124,113**	**$ 21,162,432**	**$ 241,661,405**
LIABILITIES				
Securities sold, not yet purchased				
Common stocks	**$ 24,138,434**	**$ -.-**	**$ -.-**	**$ 24,138,434**
Consumer	17,819,877	-.-	-.-	17,819,877
Technology	3,786,776	-.-	-.-	3,786,776
Financials	1,873,385	-.-	-.-	1,873,385
Resources	658,396	-.-	-.-	658,396
Derivatives	**-.-**	**115,150**	**-.-**	**115,150**
Other	-.-	115,150	-.-	115,150
Payable to broker	**51,873,429**	**-.-**	**-.-**	**51,873,429**
Other	51,873,429	-.-	-.-	51,873,429
Total liabilities	**$ 76,011,863**	**$ 115,150**	**$ -.-**	**$ 76,127,013**

Note 6 - Fair Value Measurement (continued)

The following table sets forth a summary of changes in the fair value of the Company's level 3 assets for the year ended December 31, 2012.

	Not readily marketable, at estimated fair value
Balance, beginning of year	$ 12,880,000
Purchases	8,282,432
Balance, end of year	$ 21,162,432

The principal valuation technique used to measure the fair value of the not readily marketable securities, at estimated fair value financial instrument of $21,162,432 was the most recent private trade amount.

Note 7 – Income Taxes

The income tax expense for the year ended December 31, 2012:

Federal:	
Current	$ 499,321
Deferred	330,140
State and local:	
Current	37,553
Deferred	640,860
	$ 1,507,874

Note 8 - Operating Lease

The Company has a sublease agreement that expires in June 2015 for office space. Rent expense, including escalation charges for the year ended December 31, 2012 amounted to $190,854. The minimum annual rental commitment under the lease, exclusive of taxes and other charges are as follows:

2013	$ 175,664
2014	181,826
2015	92,695
	$ 450,185

Note 9 - Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Fair values of forwards, swaps, and options contracts are recorded in securities owned or securities, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers, as applicable.

Premiums and unrealized gains and losses for written and purchased option contracts, as well as unrealized gains and losses on interest rate swaps, are recognized gross in the consolidated statement of financial condition. The unrealized gains for delayed-delivery, to-be-announced (TBA), and when-issued securities generally are recorded in the consolidated statement of financial condition net of unrealized losses by counterparty where master netting agreements are in place.

Note 10 - Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties.

Note 10 – Indemnifications (continued)

The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications

Note 11 - Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Note 12 - Other Financial Information (continued)

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for	
Income taxes	$ 73,000
Interest	$ 842,817

Note 13 – Subsequent Events

Subsequent events were considered through February 27, 2013, which is the date of the financial statements were available to be issued.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2012
Total member's and stockholder's equity	$ 216,325,327
Deductions and/or charges	
Nonallowable assets	71,317,437
Total deductions and/or charges	71,317,437
Net capital before haircuts on securities positions	145,007,890
Haircuts on securities	(28,890,436)
Undue concentrations	(2,495,329)
Illiquid securities	(5,970,878)
Net capital	$ 107,651,247
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requires (6-2/3% of aggregated indebtness)	37,332
Minimum dollar net capital requirement	100,000
Net capital requirement (greater of above)	100,000
Excess net capital	$ 107,551,247
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 559,705
Aggregate indebtedness	$ 559,705
Ratio of aggregate indebtedness to net capital	0.005:1.0

There are no material differences bewteen the computation of aggregate indebtedness presented above and the computation of aggregare indebtedness in the Company's unaudited Form X-17A-5, Part II-A, as amended on February 26, 2013.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

SRV

Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

Independent Auditor's Supplementary Report on Internal Control Required by SEC Rule 17a-5

To the Member and Stockholder
Senvest International LLC and Subsidiary

In planning and performing our audit of the financial statements of Senvest International LLC (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governs of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

SRV CPA, PC

Suffern, New York
February 27, 2013

SENVEST INTERNATIONAL LLC
AND SUBSIDIARY

AGREED UPON PROCEDURES

DECEMBER 31, 2012

SRV
Certified Public Accountants

SENVEST INTERNATIONAL LLC
AND SUBSIDIARY

AGREED UPON PROCEDURES

DECEMBER 31, 2012

Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 www.srvcpa.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member's and Stockholder's
Senvest International LLC and Subsidiary

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SPIC) for the year ended December 31, 2012, which were agreed to by Senvest International LLC and Subsidiary and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Senvest International LLC and Subsidiary's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Senvest International LLC and Subsidiary's management is responsible for Senvest International LLC and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (copy of disbursement) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report in intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SRV CPA, PC

Suffern, New York
February 27, 2013